IMC Welcomes Approval of Medical Cannabis Exports by Israeli Government

  Israeli Ministry of Economy signed a Free Export Order for medical cannabis products

  Government to begin accepting medical cannabis export applications in 30 days

  New export order significantly increases international market potential for the IMC brand

Toronto and Glil Yam, Israel, May 14, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, is pleased to announce that the Israeli Ministry of Economy signed a Free Export Order for medical cannabis products on May 13, 2020. In 30 days, licensed producers of medical cannabis in Israel will be able to apply for an export permit to ship product to international markets, according to the Ministry of Health, subject to meeting certain criteria. The Free Export Order implements the Israeli government's January 2019 decision to approve medical cannabis exports from Israel. Focus Medical Herbs Ltd. ("Focus Medical"), a licensed producer in Israel with which IMC has exclusive commercial agreements to sell medical cannabis products under the IMC brand, will apply for an export permit as soon as possible.

IMC is at a strategic advantage for international export from Israel due to its ownership of Adjupharm GmbH ("Adjupharm"), which is fully licensed for the import, export and distribution of medical cannabis in Germany. In the long-term, Adjupharm will act as a hub for the import and distribution of medical cannabis across the European Union. Furthermore, IMC-branded products to be imported into the European Union from Israel will be of medical cannabis strains using Focus Medical's proprietary genetics that have been in development for over ten years and have become synonymous with quality, purity and consistency.

"The advancement of the export market for medical cannabis products from Israel is a very significant development for IMC's international strategy and its goal of becoming one of the leading medical cannabis brands in the world," said Oren Shuster, Chief Executive Officer of IMC. "Once the export of medical cannabis products begins, the IMC brand will be able to leverage proprietary genetics developed by Focus Medical and add another source of supply to the large and growing market in the European Union. The ability to export from Israel is a milestone we have been preparing for in recent years and we are now more ready than ever to execute on our international strategy by developing a world class medical cannabis brand."

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC has established a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with two other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include, without limitation, statements relating to: the granting of medical cannabis export permits by the government of Israel; Focus Medical applying for an export permit as soon as possible; Adjupharm importing medical cannabis into the European Union from Israel; and the Company's strategic plans. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Focus Medical to successfully obtain an export permit from the government of Israel; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees. Please see the Company's Form 2A Listing Statement which is available under the Company's profile on SEDAR for additional related risks factors that could materially affect the Company's operations and financial results. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca